Exhibit 21.1

Subsidiaries of China Software Technology Group Co., Ltd.

Subsidiary	Percent equity interest
HXT Holdings, Inc.	100%
Heng Xing Technology Group Development Limited (“HXT”) (indirectly through HXT Holdings, Inc.)	100%
Shenzhen Hengtaifeng Technology Co., Ltd. (indirectly through HXT)	100%
American Wenshen Steel Group, Inc. and its subsidiaries	100%